UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005487

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-52910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFP Broker-Dealer, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE FRONT STREET, 11th FLOOR
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chung 415-274-0171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, LLP
(Name – *if individual, state last, first, middle name*)

101 Montgomery Street, 22nd Fl, San Francisco CA 94104
(Address) (City) (State) (Zip Code)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL


SEC MAIL
PROCESSING
RECEIVED
MAR 01 2007
WASH, D.C.
202
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Luchetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFP Broker-Dealer, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Francisco
Subscribed and sworn to before me this 27th
Day of February, 2007, by
Peter Luchetti
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public, California

Signature

CEO
Title



ANDREW F ALBRIGHT
COMM. #1463871
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm Expires Feb 7 2008
PC01
PC01

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
GFP Broker-Dealer, Inc.

We have audited the accompanying statement of financial condition of GFP Broker Dealer, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of GFP Broker Dealer, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has a net loss from operations, which raises substantial doubt about its ability to continue as a going concern. The Company's management's plans in regard to these matters are also described in Note 2. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Rothstein, Kass & Company, LLP

San Francisco, California
February 21, 2007

GFP BROKER-DEALER, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash	$	31,262
Refundable income taxes due from Parent		79,000
Prepaid expenses		8,350
Office equipment, net		14,086
Deferred tax asset receivable from Parent		11,000
Other assets		9,978
	$	153,676
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	10,545
Deferred tax liability due to Parent		5,000
Total liabilities		15,545
Stockholder's equity		
Common stock, $0.01 par value, 100 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		76,088
Retained earnings		62,042
Total stockholder's equity		138,131
	$	153,676

See accompanying notes to statement of financial condition.

1. Nature of business

GFP Broker-Dealer, Inc. (the "Company"), incorporated in the state of Delaware on June 27, 2000, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is an introducing broker dealer, whose primary operations consist of developing investment products and providing investment banking services to institutional investors, corporations, governments, and private partnerships. The Company is a wholly-owned subsidiary of Global Funding Partners.com, Inc. (the "Parent").

2. Going concern

The statement of financial condition has been prepared assuming the Company will continue as a going concern. However, business conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's near and long-term operating strategies focus on exploiting existing and potential competitive advantages while eliminating or mitigating competitive disadvantages. In response to current market conditions and as part of its ongoing corporate strategy, the Company is considering several initiatives that could increase liquidity and better position the Company to compete under current market conditions. Accordingly, the Company's ability to continue as a going concern is dependent upon its adherence to these goals as well as its ability to develop working capital and other factors. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

3. Summary of significant accounting policies

Office Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Depreciation Method
Furniture and fixtures	5 years	Straight-line
Computer hardware	2 years	Straight-line

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. Expenditures which substantially increase an assets useful life are capitalized. Minor replacements, enhancements, maintenance and repairs are expensed as incurred.

3. Summary of significant accounting policies (continued)

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Office equipment

Details of office equipment at December 31, 2006 are as follows:

Computer hardware	$ 33,002
Furniture and fixtures	3,800
	36,802
Less accumulated depreciation	22,716
	$ 14,086

5. Net capital requirement

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $21,000, which was approximately $16,000 in excess of its minimum requirement of $5,000.

6. Concentration risk

Credit

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

7. Commitments

The Company renegotiated and signed a new lease agreement on July 1, 2006. Under the new lease agreement the Company has agreed to rent office space through March 31, 2008 with the option to terminate the lease by providing a written notice two months in advance. The Company also has a rental agreement in place for certain office equipment.

At December 31, 2006, future aggregate minimum annual rent payments and office equipment payments under these leases are approximately as follows:

Year ending December 31	
2007	$ 56,000
2008	14,000
Total	$ 70,000

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) that a "Special Account for the Exclusive Benefit of Customers" is maintained.

END